UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, February 1st 2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re: EDENOR S.A. – Material fact -

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in compliance with applicable laws and regulations, in order to inform that today Resolution No. 1/2016 from the Argentine Electricity Agency (ENRE) was published in the Official Journal, which approved the values of the new tariff schedule issued by EDENOR S.A. applicable to the consumption registered as from the zero hour of February 1st 2016.

On the other hand, the ENRE published Resolution No. 2/2016 which stipulated to revoke on January 31st the current Trust schedule for the administrations of funds resulting from ENRE’s Resolution No. 347/2012 and instructed the Distributors to open a current account in an banking entity authorized by the Central Bank of the Argentine Republic where they would deposit the funds received through the application of the fixed amount to fund the investments approved by the ENRE.

It is worth mentioning that the Company is taking the required steps to implement the measures hereby informed and that preliminary calculations indicate that the effect of said tariff schedule on the revenues of the Company will not be significant compared to the regulations of the Resolution SE 32/2015 revoked last January 28th .

Best regards,

Víctor Ruíz

Market Relations Manager

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: February 2, 2016